UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Cryomass Technologies Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

22905K 105

(CUSIP Number)

Gil Breiman Esq.
Burns & Levinson LLP

125 High Street

Boston, MA 02110

(617) 345-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22905K 105	13D	Page 2 of 9

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). CRYM Co-Invest LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,000,000 (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 65,000,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,000,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%
14	TYPE OF REPORTING PERSON PN

(1)	Comprised of (i) 22,500,000 shares of common stock and (ii) warrants to purchase 42,500,000 shares of common stock that are exercisable within 60 days.

CUSIP No. 22905K 105	13D	Page 3 of 9

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). CRYM Co-Invest GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,000,000 (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 65,000,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,000,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%
14	TYPE OF REPORTING PERSON OO

(1)	Comprised of (i) 22,500,000 shares of common stock and (ii) warrants to purchase 42,500,000 shares of common stock that are exercisable within 60 days.

CUSIP No. 22905K 105	13D	Page 4 of 9

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Hungry Asset Monster, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC and AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,102,500 (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 66,102,500 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,102,500 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%
14	TYPE OF REPORTING PERSON CO

(1)	Comprised of (i) 23,102,500 shares of common stock and (ii) warrants to purchase 43,000,000 shares of common stock that are exercisable within 60 days.

CUSIP No. 22905K 105	13D	Page 5 of 9

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). HAM Senior, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC and AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,102,500 (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,102,500 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,102,500 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON CO

(1)	Comprised of (i) 602,500 shares of common stock and (ii) warrants to purchase 500,000 shares of common stock that are exercisable within 60 days.

CUSIP No. 22905K 105	13D	Page 6 of 9

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Alexander Massa
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,205,000 (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 67,205,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,205,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.5%
14	TYPE OF REPORTING PERSON IN

(1)	Comprised of (i) 23,705,000 shares of common stock and (ii) warrants to purchase 43,500,000 shares of common stock that are exercisable within 60 days.

CUSIP No. 22905K 105	13D	Page 7 of 9

EXPLANATORY NOTE

This Amendment No. 1 to the statement on Schedule 13D (“Amendment No. 1”) amends the Schedule 13D originally filed by the Reporting Persons on December 16, 2021 (the “Schedule 13D”), and relates to the shares of Common Stock of the Issuer beneficially owned by the Reporting Persons.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Statement of Beneficial Ownership on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.001 par value per share (the “Common Stock”) of Cryomass Technologies, Inc., a Nevada corporation (the “Issuer”). The Issuer maintains its principal executive office at 1001 Bannock Street, Suite 612, Denver, CO 80204.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

On February 8, 2024, the Issuer entered into a sale and purchase agreement with CRYM Co-Invest LP (“Co-Invest LP”), pursuant to which the Issuer agreed to sell certain equipment to affiliates of Co-Invest LP, with the Issuer leasing the equipment back from the acquiring entity following the transaction. Pursuant to that agreement, the Issuer agreed to issue four warrants to Co-Invest LP with 5,000,000 shares of Common Stock underlying each warrant, for an aggregate of 20,000,000 underlying shares of Common Stock. The warrants have exercise prices of $0.25, $0.50, $0.75 and $1.00 per share of underlying Common Stock, respectively.

Item 5. Interest in Securities of the Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)

Co-Invest LP is the record owners of 22,500,000 shares of Common Stock and warrants to purchase 42,500,000 shares of Common Stock. Hungry Asset Monster, Inc. (“HAM”) is the record owner of 602,500 shares of Common Stock and warrants to purchase 500,000 shares of Common Stock. HAM Senior, Inc. (“HAM Senior”) is the record owner of 602,500 shares of Common Stock and warrants to purchase 500,000 shares of Common Stock.

CRYM Co-Invest GP LLC (“Co-Invest GP”), as the general partner of Co-Invest LP, may be deemed to beneficially own the shares of Common Stock and warrants to purchase shares of Common Stock held by Co-Invest LP.

HAM, as the manager of Co-Invest GP, may be deemed to beneficially own the shares of Common Stock and warrants to purchase shares of Common Stock held by Co-Invest LP.

Alexander Massa (“Massa”), as the stockholder of HAM and holder of voting and investment control of HAM Senior, may be deemed to beneficially own the shares of Common Stock and warrants to purchase shares of Common Stock held by Co-Invest LP, HAM and HAM Senior.

CUSIP No. 22905K 105	13D	Page 8 of 9

The percentage of outstanding Common Stock which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on 210,032,401 shares of Common Stock outstanding as of November 15, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 20, 2023, plus the amount of shares of Common Stock underlying warrants held by the applicable Reporting Person.

Massa, Co-Invest GP and HAM each disclaim beneficial ownership of the shares held by Co-Invest LP, except to the extent of their respective pecuniary interests.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of the cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of the cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of the cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of the cover sheets.

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 — Joint Filing Agreement, dated as of April 4, 2024, by and among the Reporting Persons (filed herewith).

Exhibit 2 — Form of Sale and Purchase Agreement (filed herewith).

Exhibit 3 — Form of Warrant (filed herewith).

CUSIP No. 22905K 105	13D	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2024

CRYM CO-INVEST LP

By:	CRYM Co-Invest GP LLC, its Manager
By:	Hungry Asset Monster, Inc., its sole Member

By:	/s/ Alexander Massa
	Name:	Alexander Massa
	Title:	Authorized Signatory

CRYM CO-INVEST GP LLC*

By:	Hungry Asset Monster, Inc., its sole Member

By:	/s/ Alexander Massa
	Name:	Alexander Massa
	Title:	Authorized Signatory

HUNGRY ASSET MONSTER, INC.*

By:	/s/ Alexander Massa
	Name:	Alexander Massa
	Title:	Authorized Signatory

HAM SENIOR, INC.

By:	/s/ Alexander Massa
	Name:	Alexander Massa
	Title:	Authorized Signatory

/s/ Alexander Massa
	Name:	Alexander Massa*

*	The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10001).